                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Metropolitan Bancorp
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591753108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Guy C. Pinkerton
                 Chairman, President and Chief Executive Officer
                            Washington Federal, Inc.
                                 425 Pike Street
                           Seattle, Washington  98101
                                 (206) 624-7930
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 1996
- --------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

     Check the following box if a fee is being paid with the statement: [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     The total number of shares reported herein is 657,000 shares, which constitutes approximately 17.7% of the total number of shares of the issuer outstanding as of July 11, 1996. Unless otherwise indicated, all ownership percentages set forth herein assume that as of July 11, 1996, there were 3,710,205 shares of the issuer outstanding.

                         (Continued on following pages)

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CUSIP No. 591753108                                           Page 2 of 15 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Washington Federal, Inc.
      IRS Employer Identification No. 91-1661606



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ___

      Not Applicable                                          (b) ___


3.  SEC USE ONLY


4.  SOURCE OF FUNDS
      WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                        ___
      Not applicable


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Washington


NUMBER OF                7.  SOLE VOTING POWER
SHARES                         657,000(1)/
BENEFICIALLY
OWNED BY                 8.  SHARED VOTING POWER
EACH                           0
REPORTING
PERSON                   9.  SOLE DISPOSITIVE POWER
WITH                           657,000(1)/

                         10.  SHARED DISPOSITIVE POWER
                                0

____________________________

(1)/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

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CUSIP No. 591753108                                           Page 3 of 15 Pages


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       657,000(2)/


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                      ___
       Not Applicable


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.7%


14.  TYPE OF REPORTING PERSON
       CO, HC


ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, $0.01 par value per share ("Metropolitan Common Stock," an individual share of which, a "Share"), of Metropolitan Bancorp ("Metropolitan"), a corporation organized and existing under the laws of the State of Washington and registered as a savings and loan holding company with the Office of Thrift Supervision ("OTS") under the Home Owners' Loan Act, as amended ("HOLA"). The principal executive offices of Metropolitan are located at 1520 4th Avenue, Seattle, Washington 98101-1648.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(c) and (f) This Schedule 13D is filed by Washington Federal, Inc. ("Washington Federal"), a corporation organized and existing under the laws of the State of Washington and registered as a savings and loan holding company with the OTS under HOLA. Through Washington Federal Savings and Loan Association ("Washington Savings"), a federally- chartered savings association and a wholly-owned subsidiary of Washington Federal, Washington Federal provides a wide range of financial services. Washington Federal's principal executive offices are located at 425 Pike Street, Seattle, Washington 98101.



____________________________

(2)/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

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CUSIP No. 591753108                                           Page 4 of 15 Pages


        Each executive officer and each director of Washington Federal is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

        (d)-(e) During the last five years, neither Washington Federal nor, to the best of Washington Federal's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Washington Federal or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a stock option agreement, dated as of July 11, 1996, by and between Metropolitan, as issuer, and Washington Federal, as grantee (the "Option Agreement"), Metropolitan has granted Washington Federal an irrevocable option to purchase the Shares covered by this Schedule 13D (the "Option"). Specifically, the Option grants Washington Federal the right to purchase up to 657,000 Shares (approximately 17.7% of the number of Shares outstanding on July 11, 1996, without giving effect to the issuance of any Shares pursuant to an exercise of the Option), subject to certain adjustments, at a price, subject to certain adjustments, of $13.50 per Share. The Option was granted by Metropolitan as a condition of and in consideration for Washington Federal entering into the Agreement and Plan of Merger, dated as of July 11, 1996, by and between Washington Federal and Metropolitan (the "Holding Company Merger Agreement").

        The exercise of the Option for the full number of Shares currently covered thereby would require aggregate funds of $8,869,500. It is anticipated that, should the Option become exercisable and should Washington Federal elect to exercise the Option, Washington Federal would obtain the funds for purchase from working capital.

        A copy of the Option Agreement is included as Exhibit 10(a) to Washington Federal's Current Report on Form 8-K dated the date hereof (the "Washington Federal Form 8-K") and is incorporated herein by reference in its entirety.

CUSIP No. 591753108                                           Page 5 of 15 Pages


ITEM 4. PURPOSE OF TRANSACTION.

        On July 11, 1996, Washington Federal and Metropolitan entered into the Holding Company Merger Agreement, pursuant to which Metropolitan will, subject to the conditions and upon the terms stated therein, merge with and into Washington Federal (the "Holding Company Merger"), with Washington Federal surviving the Holding Company Merger. The Option was granted by Metropolitan as a condition of and in consideration for Washington Federal entering into the Holding Company Merger Agreement.

        Concurrently with the execution of the Holding Company Merger Agreement and the Option Agreement, and as contemplated in the Holding Company Merger Agreement, Washington Savings and Metropolitan Federal Savings and Loan Association of Seattle ("Metropolitan Savings"), a federally-chartered savings association and a wholly-owned subsidiary of Metropolitan, entered into an Agreement and Plan of Merger (the "Bank Merger Agreement"), pursuant to which Metropolitan Savings will, subject to the conditions and upon the terms stated therein, merge with and into Washington Savings (the "Bank Merger"), with Washington Savings continuing as the surviving institution.

        In accordance with the Holding Company Merger Agreement, and subject to certain terms, conditions, limitations and procedures set forth in the Holding Company Merger Agreement, each share (other than (i) shares with respect to which dissenters' rights are perfected under Washington law and (ii) shares held by Washington Federal (other than in a fiduciary capacity or as a result of debts previously contracted) of Metropolitan Common Stock outstanding immediately prior to the effective time of the Holding Company Merger (the "Effective Time") will at the Effective Time be converted into the right to receive, subject to certain adjustments for changes in capitalization, the number of shares of Washington Federal Common Stock which is equal to (the "Exchange Ratio") (A) if the average share price of Washington Federal Common Stock (as determined pursuant to the terms of the Holding Company Merger Agreement) is equal to or greater than $18.00 per share but equal to or less than $24.50 per share, the quotient determined by dividing (x) $18.00 by (y) the average share price of Washington Federal Common Stock, (B) if the average share price of Washington Federal Common Stock is less than $18.00 per share, one share or (C) if the average share price of Washington Federal Common Stock is greater than $24.50 per share, .735 shares.

        At the Effective Time, each share of Washington Federal Common Stock issued and outstanding immediately prior to the Effective Time will be unchanged and will remain issued and outstanding.

CUSIP No. 591753108                                           Page 6 of 15 Pages


        The Holding Company Merger is subject to customary closing conditions, including, among other things, approval of the Holding Company Merger by the shareholders of Metropolitan, the receipt of certain regulatory approvals, and the receipt of a favorable legal opinion with respect to the tax consequences of the transactions contemplated by the Holding Company Merger Agreement. In addition, the Holding Company Merger is conditioned upon the effectiveness of a registration statement to be filed by Washington Federal with the Securities and Exchange Commission (the "SEC") with respect to the Shares to be issued in the Holding Company Merger, the approval for listing of the Washington Federal Common Stock on the Nasdaq Stock Market's National Market, and the absence of any legal restraint or injunction. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Holding Company Merger and the transactions contemplated by the Holding Company Merger Agreement will be submitted for approval at a meeting of the stockholders of Metropolitan that is expected to take place in the third or fourth quarter of 1996.

        The Holding Company Merger Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending the consummation of the Holding Company Merger. Generally, the parties must carry on their business in the ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations and relationships. The Holding Company Merger Agreement also contains restrictions on the parties relating to, among other things, charter and by-law amendments and acquisitions. The Holding Company Merger Agreement further contains certain restrictions on Metropolitan and Metropolitan Savings relating to, among other things, the payment of dividends, the issuance of capital stock or the issuance, grant or modification of any warrants, options, rights or convertible securities, certain increases in employee and director compensation, modifications to certain employee benefit plans, incurrence of indebtedness, changes in accounting methods, capital expenditures, origination or acquisition of commercial real estate or multi-family residential loans, entrance into derivatives contracts, and granting of preferential rights to purchase assets of Metropolitan or Metropolitan Savings.

        The Holding Company Merger Agreement further restricts Metropolitan from soliciting or encouraging any inquiries or proposals, or participating in any negotiations or discussions (other than between the parties and certain respective affiliates) with respect to or concerning any acquisition, lease or purchase of all or a substantial portion of assets of, or any equity interest in, Metropolitan or its subsidiaries, unless otherwise required by the fiduciary duties of Metropolitan's board of directors.

        The Holding Company Merger Agreement may be terminated (i) by mutual consent of the parties; (ii) by a non-breaching party if the other party (a) breaches any material covenants or undertakings contained in the Holding Company Merger Agreement, or (b) materially breaches any representations or warranties contained in the Holding Company

CUSIP No. 591753108                                           Page 7 of 15 Pages


Merger Agreement, in each case if such breach has not been cured within thirty days after notice; (iii) by any party if certain required regulatory or third party approvals or consents are not obtained; (iv) by any party if Metropolitan's shareholders do not approve the Holding Company Merger Agreement, unless such failure to approve is caused by the failure of the party seeking to terminate to materially perform its obligations under the Holding Company Merger Agreement; (v) by either Washington Federal or Metropolitan if the Holding Company Merger is not consummated by July 11, 1997, unless the failure to consummate the Holding Company Merger is due to a breach by the party seeking to terminate its obligations under the Holding Company Merger Agreement; or (vi) by Metropolitan, if the average closing price of a share of Washington Federal Common Stock during the 20 trading days ending on the fifth business day prior to the Effective Time (the "Average Closing Price") is less than $17.00 per share, provided that in the event Metropolitan elects to exercise this termination right and upon notice, Washington Federal will have the right to adjust the Exchange Ratio to an amount equal to a number obtained by dividing
(A) $17.00 by (B) the Average Closing Price, in which case the Holding Company Merger Agreement will not be terminated.

        Concurrently with entering into the Holding Company Merger Agreement, Washington Federal and Metropolitan entered into the Option Agreement pursuant to which Metropolitan granted to Washington Federal the Option.

        Under the Option Agreement, the Option will become exercisable (so long as Washington Federal is not in material breach of the Option Agreement or the Holding Company Merger Agreement, and no injunction against delivery of Shares covered by the Option Agreement is in effect) upon the occurrence of a Purchase Event (as defined in the Option Agreement), including, among other things, (1) Metropolitan authorizing, recommending or publicly proposing, or publicly announcing an intention to authorize, recommend or propose, or entering into an agreement (other than with Washington Federal or any subsidiary of Washington Federal) to effect (a) a merger, consolidation or similar transaction, (b) disposition of at least 15% of the consolidated assets of Metropolitan and its subsidiaries, or (c) the issuance, sale or other disposition of securities representing at least 15% of the voting power of Metropolitan or its subsidiaries; or (2) the acquisition of or acquisition of the right to acquire beneficial ownership of at least 25% of the then outstanding shares of Metropolitan Common Stock by a third party (other than by Washington Federal or any subsidiary of Washington Federal). Under the Option Agreement, at any time during which the Option is exercisable, Washington Federal may request Metropolitan to repurchase the Option and any Shares purchased pursuant thereto under certain circumstances and conditions, and at a price specified in the Option Agreement.

        The Option Agreement terminates upon the earliest of (i) the Effective Time of the Holding Company Merger, (ii) termination of the Holding Company Merger Agreement in

CUSIP No. 591753108                                           Page 8 of 15 Pages


accordance with its terms prior to (a) the occurrence of a Purchase Event, or
(b) the occurrence of certain other Preliminary Purchase Events (as defined in the Option Agreement) including, among other things, (1) the commencement by a third party of a tender or exchange offer for 10% of Metropolitan's then outstanding Shares, (2) the failure by Metropolitan shareholders to approve the Holding Company Merger Agreement, (3) the withdrawal or adverse modification of the recommendation of Metropolitan's Board of Directors in respect of the Holding Company Merger Agreement, or (4) a breach by Metropolitan of the Holding Company Merger Agreement entitling Washington Federal to terminate thereunder (without regard to the period provided to cure, unless such cure is promptly effected without jeopardizing consummation of the Holding Company Merger), in the case of (2), (3) and (4) following the announcement or commencement by a third party of certain transactions, proposals or filings involving Metropolitan, (iii) the passing of 12 months following termination of the Holding Company Merger Agreement by Washington Federal due to a breach by Metropolitan of covenants and undertakings made by it therein, and (iv) the passing of 12 months following termination of the Holding Company Merger Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

        The Option Agreement provides that in the event Metropolitan enters into certain transactions with third parties, Washington Federal will have the right to substitute for the Option a substitute option with (i) the continuing or surviving corporation, in the case of a merger or consolidation with Metropolitan, (ii) the transferee, in the case of a transfer of all or substantially all of Metropolitan's assets, or (iii) with Metropolitan. In such case, the substitute option will have the same or, if not so permitted by law, as similar as possible terms as the Option, with the number of shares covered by the substitute option and the exercise price therefor determined as specified in the Option Agreement.

        Except as set forth herein or in the Exhibits hereto, to the best of Washington Federal's knowledge, Metropolitan does not have any current plans or proposals that relate to or would result in:

        (A) The acquisition by any person of additional shares of Metropolitan Common Stock or the disposition of shares of Metropolitan Common Stock;

        (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Metropolitan or any of its subsidiaries;

        (C) A sale or transfer of a material amount of assets of Metropolitan or any of its subsidiaries;

        (D) Any change in the present Board of Directors or management of Metropolitan, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

CUSIP No. 591753108                                           Page 9 of 15 Pages


        (E) Any material change in the present capitalization or dividend policy of Metropolitan;

        (F) Any other material change in Metropolitan's business or corporate structure;

        (G) Any changes in Metropolitan's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Metropolitan by any person;

        (H) Causing a class of securities of Metropolitan to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (I) A class of equity securities of Metropolitan becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (J)    Any action similar to any of those enumerated above.

        The foregoing descriptions of the Holding Company Merger Agreement, the Option Agreement and the press release, dated July 11, 1996, issued by Metropolitan and Washington Federal relating to the transactions contemplated by the Holding Company Merger Agreement and the Option Agreement are qualified in their entirety by reference to copies of each of such documents which are included as Exhibits 2(a), 10(a), and 20, respectively, to the Washington Federal Form 8-K and are incorporated herein by reference in their entirety.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

        (a)-(b) By reason of its execution of the Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Washington Federal may be deemed to have sole voting and dispositive power with respect to the Metropolitan Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 657,000 shares of Metropolitan Common Stock, or 17.7% of the Metropolitan Common Stock issued and outstanding as of July 11, 1996, without giving effect to the issuance of any shares pursuant to an exercise of the Option. However, because the Option is exercisable only in the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, Washington Federal expressly disclaims any beneficial ownership of the 657,000 shares of Metropolitan Common Stock which are obtainable by Washington Federal upon exercise of the Option.

        Guy C. Pinkerton, Chairman, President and Chief Executive Officer of Washington Federal, Lawrence D. Cierpiszewski, Senior Vice President of Washington Federal, and

CUSIP No. 591753108                                          Page 10 of 15 Pages


Keith D. Taylor, Senior Vice President and Treasurer of Washington Federal, beneficially own 5,500, 5,500 and 1,000 shares, respectively, of Metropolitan Common Stock, which amounted to 0.10%, 0.10% and 0.03%, respectively, of the Metropolitan Common stock issued and outstanding as of July 11, 1996. Messrs. Pinkerton, Cierpiszewski and Taylor have sole voting and dispositive power with respect to all of their respective shares.

        Except as set forth above, neither Washington Federal nor, to the best of Washington Federal's knowledge, any of the individuals named in Exhibit 1 hereto, is a beneficial owner of any Metropolitan Common Stock.

        (c) Except as set forth above, no transactions in Metropolitan Common Stock were effected during the past 60 days by Washington Federal or, to the best of Washington Federal's knowledge, by any of the individuals named in
Exhibit 1 hereto.

        (d) So long as Washington Federal has not purchased the Shares of Metropolitan Common Stock subject to the Option, Washington Federal does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares of Metropolitan Common Stock.

        (e)    Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As described above, the Holding Company Merger Agreement contains certain customary restrictions on the conduct of the business of Metropolitan, including certain customary restrictions relating to the Metropolitan Common Stock. Except as provided in the Holding Company Merger Agreement and the Option Agreement, neither Washington Federal nor, to the best of Washington Federal's knowledge, any of the individuals named in Exhibit 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of Metropolitan, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed as part of this Schedule 13D:


Exhibit 1 -    Name, Business Address, and Present Principal Occupation of Each
               Executive Officer and Director of Washington Federal, Inc.

CUSIP No. 591753108                                          Page 11 of 15 Pages


Exhibit 2 -    Stock Option Agreement, dated as of July 11, 1996, by and between
               Metropolitan Bancorp, as issuer, and Washington Federal, Inc., as grantee (incorporated by reference to Exhibit 10(a) to Washington
               Federal, Inc.'s Current Report on Form 8-K dated the date hereof).

Exhibit 3 -    Agreement and Plan of Merger, dated as of July 11, 1996, by and between Washington Federal, Inc. and Metropolitan Bancorp
               (incorporated by reference to Exhibit 2(a) to Washington Federal,
               Inc.'s Current Report on Form 8-K dated the date hereof).

Exhibit 4 -    Press Release, dated July 11, 1996, relating to transactions between Washington Federal, Inc. and Metropolitan Bancorp
               (incorporated by reference to Exhibit 20 to Washington Federal,
               Inc.'s Current Report on Form 8-K dated the date hereof).

CUSIP No. 591753108                                          Page 12 of 15 Pages


                                    SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   WASHINGTON FEDERAL, INC.



                                   By:  /s/ Ronald L. Saper
                                        ----------------------------------------
                                        Ronald L. Saper
                                        Executive Vice President and Chief
                                          Financial Officer


July 17, 1996

CUSIP No. 591753108                                          Page 13 of 15 Pages


                                  EXHIBIT INDEX

                                                                  SEQUENTIAL
EXHIBIT                     DESCRIPTION                            PAGE NO.


1            Name,   Business   Address,  and  Present
             Principal Occupation  of  Each  Executive
             Officer and Director of Washington Federal,              14
             Inc.

2            Stock  Option  Agreement,  dated  as  of
             July 11, 1996, by and between Metropolitan
             Bancorp, as issuer, and Washington Federal,
             Inc., as grantee (incorporated by reference
             to Exhibit 10(a) to Washington Federal, Inc.'s
             Current Report on Form 8-K dated the date
             hereof).                                                 --

3            Agreement  and Plan  of  Merger, dated as  of
             July 11, 1996, by and between Washington Federal,
             Inc.  and  Metropolitan  Bancorp (incorporated
             by  reference  to Exhibit 2(a) to Washington
             Federal,  Inc.'s  Current Report on  Form  8-K
             dated  the  date hereof).                                --

4            Press  Release, dated  July  11, 1996,  relating
             to  transactions between   Washington  Federal,
             Inc.  and  Metropolitan  Bancorp (incorporated
             by  reference  to  Exhibit  20  to  Washington
             Federal,  Inc.'s  Current Report on  Form  8-K
             dated  the  date hereof).                                --

CUSIP No. 591753108                                          Page 14 of 15 Pages


                                                                       EXHIBIT 1

                      NAME, PRINCIPAL BUSINESS, AND ADDRESS
                     OF THE DIRECTORS AND EXECUTIVE OFFICERS
                           OF WASHINGTON FEDERAL, INC.

DIRECTORS


        The principal business address of each director of Washington Federal, Inc. is c/o Washington Federal, Inc., 425 Pike Street, Seattle, Washington 98101.


GUY C. PINKERTON
Chairman, President
  and Chief Executive Officer

E. W. MERSEREAU, JR.
Vice Chairman

KERMIT O. HANSON
Dean Emeritus
University of Washington Graduate
  School of Business Administration

W. ALDEN HARRIS
Former Executive Vice President

ANNA C. JOHNSON
Senior Partner
Scan East West Travel
Seattle, Washington

HAROLD C. KEAN
Former Chairman, President and Chief
  Executive Officer

VERNON KEENER
Director
K&N Meats
Seattle, Washington

CUSIP No. 591753108                                          Page 15 of 15 Pages


RICHARD C. REED
Management Consultant
Altman Weil Pensa
Bellevue, Washington

CHARLES R. RICHMOND
Executive Vice President and Secretary

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


        The principal business address of each executive officer of Washington Federal, Inc. who is not a director is c/o Washington Federal, Inc., 425 Pike Street, Seattle, Washington 98101.


WILLIAM A. CASSELS
Executive Vice President

LAWRENCE D. CIERPISZEWSKI
Senior Vice President

RONALD L. SAPER
Executive Vice President and Chief Financial Officer

KEITH D. TAYLOR
Senior Vice President and Treasurer